

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 8, 2009

Mr. Douglas N. Johnson
Chief Executive Officer
Telanetix, Inc.
11201 SE 8th Street, Suite 200
Bellevue, Washington 98004

> **RE:** **Telanetix, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 000-51995**

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2008

Item 1. Business, page 4

1.   In future filings, please describe your intellectual property. Please refer to Item 101(h)(4)(vii) of Regulation S-K. We note your risk factor disclosure on page 16 discussing protecting your intellectually property.

2.   We note your disclosure on page 25 and in the Notes to the Financial Statements on page F-23, discussing major customers who accounted for more than 10% of your revenues and gross accounts receivables in fiscal year 2007 and 2008. In addition, we note for the three months ended September 30, 2009, one customer accounted for 11% of your Voice and Network Solutions segment net revenues and three customers accounted for 45% of

your Video Solutions segment net revenues. In future filings, please identify all customers whose sales generate 10% or more of the company's revenues, as appropriate. Refer to Item 101(h)(4)(vi) of Regulation S-K. When discussing significant customers, you should name such customers and provide quantitative disclosure in terms of significance to revenues that each customer represents to the extent practicable. In addition, if you have binding contracts or agreements with these customers, you should file the material contract(s) with these customers as exhibits or explain to us why you determined you were not required to file them pursuant to Item 601(b)(10) of Regulation S-K.

Note 11. Convertible Debentures, page F-16

3.   Refer to notes 10, 12 and 13 and the disclosures in this note. We note that in the second paragraph of page F-20 you disclose that you bifurcated the embedded conversion feature and accounted for as a derivative liability because the conversion price and ultimate number of shares can be adjusted if the Company subsequently issues common stock at a lower price and it was deemed possible the Company could have to net cash settle the contract if there were not enough authorized shares to issue upon conversion. We also note that you recognize beneficial conversion features on the convertible debentures in accordance with EITF 00-27 and EITF 98-5. In addition we note that in the first paragraph of page F-21 you disclose that in accordance with SFAS 133 and EITF 00-19 you recorded the fair value of the warrants as a liability because the exercise price of the warrants can adjust if the Company subsequently issues common stock at a lower price and it is possible for the company to not have enough authorized shares to settle the warrants and therefore would have to settle the warrants with cash. In this regard, provide us with a detail analysis of the guidance in EITF 00-27 and EITF 00-19 that supports the accounting afforded to all debentures and warrants issued, as disclosed in this note, and any issuance subsequent to December 31, 2008.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Summary Compensation Table

4.   We note that cash bonus awards paid to certain named executive officers are tied to the achievement of specified pre-established individual and company performance objectives. In future filings, please disclose, for each named executive officer, the target payouts, the performance targets and threshold levels for each performance goal. Also disclose the extent to which the individual and company performance targets were met. See Item 402(b)(v), (vi) and (vii) of Regulation S-K. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml.

5.   We note your disclosure following the Summary Compensation Table that the company may award cash bonuses to named executive officers upon the achievement of certain

pre-established individual and company performance goals. However, we note that you characterize awards made upon the achievement of pre-established performance objectives as "Bonus" awards in the Summary Compensation Table. It appears that amounts that you have characterized as bonus awards to your executive officers are based on satisfaction of performance targets that were pre-established and communicated to your executives. Therefore, it appears that in future filings you should report these awards in your Summary Compensation Table as non-equity incentive plan awards. Amounts disclosed under the bonus column should only be awards that were purely discretionary without correlation to satisfaction of specific performance measures. If you disagree, please provide an analysis as to why you believe these amounts should be characterized as bonus awards rather than non-equity incentive plan awards. For further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

Form 10-Q for the quarterly period ended September 30, 2009

Note 5. Convertible debentures, page 11

May 2009

6.   We note your disclosure at the bottom of page 13 that you were not in compliance with the adjusted EBITDA covenant at September 30, 2009. We also note the lender waived the rights to declare a default under the debentures for not achieving the adjusted EBITDA target. In this regard, tell us whether the lender waived its right to call for a period of less than a year. If so, it appears that, in accordance with paragraph 5 of SFAS 78, you should classify the debt as current in your balance sheet as of September 31, 2009. If the lender waived their right to call the debt for a period longer than a year, tell us how you considered EITF 86-30 (scenario 5) in concluding that classification as long-term is appropriate.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director